                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                               Enova Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29355M-10-1
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Serena D. Moe, Esq.
                                 Citigroup Inc.
                                399 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 11, 2004
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 1 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp International Finance Corporation*
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     See Item 5
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                See Item 5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

* This filing does not reflect securities beneficially owned by the Citigroup Asset Management business unit ("CAM").

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 2 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp Banking Corporation*
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     See Item 5
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                See Item 5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
-------------------------------------------------------------------------------

* This filing does not reflect any securities beneficially owned by CAM.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 3 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp*
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     See Item 5
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                See Item 5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
-------------------------------------------------------------------------------

* This filing does not reflect any securities beneficially owned by CAM.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 4 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Holdings Company*
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     See Item 5
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                See Item 5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
-------------------------------------------------------------------------------

* This filing does not reflect any securities beneficially owned by CAM.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 5 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.*
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |X|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     See Item 5
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                See Item 5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              See Item 5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              See Item 5
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              HC
-------------------------------------------------------------------------------

* This filing does not reflect any securities beneficially owned by CAM.

This Amendment No. 10 to the Schedule 13D filed on December 7, 1999, as amended by each of Amendment No. 1 filed on January 21, 2000, Amendment No. 2 filed on February 17, 2000, Amendment No. 3 filed on March 13, 2000, Amendment No. 4 filed on April 6, 2000, Amendment No. 5 filed on June 29, 2000, Amendment No. 6 filed on January 8, 2001, Amendment No. 7 filed on April 2, 2001, Amendment No. 8 filed on August 10, 2001, and Amendment No. 9 filed on September 6, 2002, relates to the Common Stock, no par value, of Enova Systems, Inc., formerly known as U.S. Electricar, Inc., a California corporation ("Enova" or the "Company"). Information in prior amendments and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 10.

Except as otherwise described herein, the information contained in the
Schedule 13D, as amended, remains in effect and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

Item 2. IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and restated as follows.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects securities beneficially owned by Citigroup Inc. ("Citigroup"), a holding company for a global financial services group, on behalf of itself and its subsidiaries, excluding CAM. CAM, its executive officers and directors and its direct and indirect subsidiaries may beneficially own securities of the Company, and such securities are not reported in this filing. Citigroup disclaims beneficial ownership of securities beneficially owned by CAM, and CAM disclaims beneficial ownership of the securities reported herein.

(a) This Schedule 13D is being filed by (i) Citicorp International Finance Corporation ("Citicorp International Finance"), a Delaware corporation, by virtue of its direct beneficial ownership of the Company's Common Stock; (ii) Citicorp Banking Corporation ("Citicorp Banking"), by virtue of its ownership of all the outstanding common stock of Citicorp International Finance; (iii) Citicorp, by virtue of its ownership of all the outstanding common stock of Citicorp Banking; (iv) Citigroup Holdings Company ("Citigroup Holdings"), by virtue of its ownership of all the outstanding common stock of Citicorp; and
(v) Citigroup, by virtue of is ownership of all the outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").

Attached as Schedule A is information concerning each executive officer and director of Citicorp International Finance and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

(b) The address of the principal business and principal place of business of each of Citicorp International Finance and Citicorp Banking is One Penn's Way, New Castle, Delaware 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043.

(c) Citicorp International Finance is a company principally engaged in merchant banking investment activities. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d-e) On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, N.A ("Citibank"), a subsidiary of Citigroup, related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named Citigroup Global Markets, Inc. ("CGMI"), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the "AWC") that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI's consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI's recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC entered an administrative cease-and-desist order finding that Smith Barney Fund Management LLC ("SBFM"), a subsidiary of Citigroup, and CGMI willfully violated Sections 206(1) and 206(2) of the Investment Advisers Act of 1940 ("Advisers Act") in connection with securing approval by the Boards of the Smith Barney family of mutual funds (the "Funds") of the appointment of a new, affiliated transfer agent. Specifically, the SEC Order found that SBFM and CGMI failed to disclose to the Boards a revenue guarantee associated with the new agreement or an offer made by the then-existing transfer agent to continue to perform its work at a discount. The SEC Order further found that SBFM and CGMI made other omissions and misrepresentations to the Boards in connection with the creation, operation, and compensation of the new arrangement. Based on these findings, the Order censured SBFM and CGMI, required that CGMI and SBFM cease and desist from committing or causing violations of Sections 206(1)& 206(2) of the Advisers Act, required that SBFM and CGMI disgorge, on a joint and several basis, $109 million plus prejudgment interest of $19.1 million, and required that SBFM pay an $80 million civil money penalty.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of Citicorp International Finance, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the best knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 10 to the Schedule 13D is a citizen of the United States.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and supplemented as follows:

(a) The table below summarizes the Reporting Persons' beneficial ownership of Common Stock as of the dates indicated. The heading "Citigroup" refers to Common Stock beneficially owned by Citigroup; the heading "Citigroup Subsidiaries" refers to Common Stock beneficially owned by each of Citicorp International Finance, Citicorp Banking, Citicorp and Citigroup Holdings.

                   CITIGROUP SUBSIDIARIES                CITIGROUP
                  -----------------------        ----------------------
DATE              COMMON STOCK         %          COMMON STOCK       %
---------------   ------------        ---        --------------     ---
March 11, 2004    27,935,454 (1)     7.4%        27,939,154 (2)     7.4%
June 22, 2005     27,885,454 (3)     6.7%        27,888,854 (4)     6.7%

(1) Excludes 3,700 shares of Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which shares the Citigroup Subsidiaries disclaim beneficial ownership.

(2) Includes (i) 27,935,454 shares of Common Stock directly beneficially owned by the Citigroup Subsidiaries and (ii) 3,700 shares of Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup.

(3) Excludes 3,400 shares of Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup, for which shares the Citigroup Subsidiaries disclaim beneficial ownership.

(4) Includes (i) 27,885,454 shares of Common Stock directly beneficially owned by the Citigroup Subsidiaries and (ii) 3,400 shares of Common Stock that may be deemed to be beneficially owned by certain other subsidiaries of Citigroup.

Citicorp Banking owns all of the outstanding common stock of Citicorp International Finance and, as a result, indirectly beneficially owns the Common Stock that is directly beneficially owned by Citicorp International Finance. Citicorp owns all of the outstanding common stock of Citicorp Banking and, as a result, indirectly beneficially owns the Common Stock that is beneficially owned by Citicorp Banking. Citigroup Holdings owns all of the outstanding common stock of Citicorp and, as a result, indirectly beneficially owns the Common Stock that is beneficially owned by Citicorp. Citigroup owns all of the outstanding common stock of Citigroup Holdings and, as a result, indirectly beneficially owns the Common Stock that is beneficially owned by Citigroup Holdings.

Citigroup also indirectly beneficially owns Common Stock beneficially owned by certain other subsidiaries of Citigroup. Each of Citicorp International Finance, Citicorp Banking, Citicorp and Citigroup Holdings disclaims beneficial ownership of the Common Stock beneficially owned by such other Citigroup subsidiaries.

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the number of shares outstanding at such time as indicated below:

                    COMMON STOCK
DATE                OUTSTANDING    SOURCE
-----------------   -------------  ---------------------------------------------------
November 13, 2003   364,085,000    Form 10-Q filed by the Company on November 14, 2003
May 15, 2005        416,912,000    Form 10-Q filed by the Company on May 16, 2005

(b) With respect to the Common Stock beneficially owned by the Reporting Persons set forth in Item 5(a) above, each Reporting Person has shared power to vote or direct the vote, and dispose or direct the disposition of, all of the Common Stock that it beneficially owns.

(c) Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Schedule A, has effected a transaction in the Company's securities during the past sixty days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT   DESCRIPTION
-------   ------------
  99      Joint Filing Agreement among the Reporting Persons

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005



      CITICORP INTERNATIONAL FINANCE CORPORATION

      By:    /s/ MICHAEL F. BRISGONE
          -----------------------------
      Name:  Michael F. Brisgone
      Title: Vice President



      CITICORP BANKING CORPORATION

      By:    /s/ MICHAEL F. BRISGONE
          -----------------------------
      Name:  Michael F. Brisgone
      Title: Vice President



      CITICORP

      By:    /s/ SERENA D. MOE
          -------------------------------
      Name:  Serena D. Moe
      Title: Assistant Secretary


      CITIGROUP HOLDINGS COMPANY

      By:    /s/ SERENA D. MOE
          -------------------------------
      Name:  Serena D. Moe
      Title: Assistant Secretary


      CITIGROUP INC.

      By:    /s/ SERENA D. MOE
          -------------------------------
      Name:  Serena D. Moe
      Title: Assistant Secretary

                                  EXHIBIT LIST



EXHIBIT                    DESCRIPTION
-------                    ------------
  99                       Joint Filing Agreement among Citicorp International
                           Finance, Citicorp Banking, Citicorp, Citigroup
                           Holdings and Citigroup